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                                   EXHIBIT 3.1


                                    WARRANTS

        The following discussion is not a complete description of the terms of the Warrants and is qualified in its entirety by reference to the Warrant Agreement described below.

        The Company will issue and sell an aggregate of up to 900,000 Units, each comprised of four shares of Common Stock and one Warrant to purchase one share of Common Stock, to be issued under a Warrant Agreement between Targeted Genetics and First Interstate Bank of Washington, N.A., as Warrant Agent. Such shares of Common Stock and Warrants will be paired for sale as Units and offered to the public upon the terms set forth in this Prospectus. The Warrants will be immediately exercisable upon issuance at an exercise price of $4.68 per share (the "Exercise Price") and will expire on July 31, 1997. From and after the sale and issuance of the Units, the Warrants and the shares of Common Stock will trade separately.

        The Exercise Price and the number of shares of Common Stock issuable upon exercise of each Warrant will be appropriately adjusted in the event of stock splits, stock combinations, rights offerings or stock or other dividends involving Common Stock. Fractional shares will not be issued upon exercise of the Warrants and, in lieu thereof, a cash adjustment based on the closing price of the Common Stock as reported on the Nasdaq National Market (or as reported on a national securities exchange, if applicable) on the date of exercise will be made.

        In case of any reclassification or capital reorganization, or in case of any consolidation or merger of Targeted Genetics with or into another corporation or any sale, lease or transfer to another corporation of all or substantially all the assets of Targeted Genetics, the holder of each outstanding Warrant will have the right, upon subsequent exercise of a Warrant, to purchase the kind and amount of shares of stock or other securities and property receivable upon such reclassification, capital reorganization, consolidation, merger, sale, lease or transfer by a holder of the number of shares of Common Stock that would have been received upon the exercise of such Warrant immediately prior thereto, and the Exercise Price will be appropriately adjusted. The Warrants do not confer upon the holder any voting or preemptive rights, or any other rights as a shareholder of Targeted Genetics.

        The Warrants may be exercised in whole or in part by the surrender of the Warrants to the transfer agent and registrar for the Warrants, with the warrant exercise form set forth on the back of the Warrant certificate duly executed, and accompanied by bank draft, payable to the order of Targeted Genetics, in the amount of the Exercise Price multiplied by the number of shares of Common Stock to be acquired pursuant to such exercise. See "Description of Capital Stock--Transfer Agent and Registrar." No soliciting agent has been engaged by the Company for the purpose of soliciting the exercise of the Warrants.